SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VERINT SYSTEMS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92343X100
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92343X100

1	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Clal Insurance Enterprises Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC USE ONLY

4	PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,428,210 Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,428,210 Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,428,210 Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%**

12	TYPE OF REPORTING PERSON
CO

* See Item 4.

** Based on 63,015,469 shares of Common Stock of the Issuer outstanding as of November 15, 2023 (as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2023).

Item 1.

(a)	Name of Issuer: VERINT SYSTEMS INC. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 175 Broadhollow Road, Melville, New York 11747.

Item 2.

(a)	Name of Person Filing:

Clal Insurance Enterprises Holdings Ltd. (“Clal” or the “Reporting Person”). Clal, an Israeli public corporation, may be deemed to beneficially own the Shares (as defined below) reported in this Statement.  See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel.

(c)	Place of Organization:

Israel.

(d)          Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

(e)	CUSIP Number: 92343X100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

All of the 1,428,210 Shares reported in this Statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of any of the Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.
Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

CLAL INSURANCE ENTERPRISES HOLDINGS LTD. BY: /s/ Eran Czerninski /s/ Barak Benski Eran Czerninski and Barak Benski, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD.